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CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Board of Directors of Nevsun Resources Ltd.

We consent to the inclusion in this annual report on Form 40-F of:

1.

our auditors' report dated March 28, 2012, on the consolidated balance sheets of NevsunResources Ltd. (the “Company”) as at December 31, 2011 and December31, 2010, and the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended; and

2.	our Report of Independent Registered Public Accounting Firm dated March28, 2012 on the Company’s internal control over financial reporting as of December31, 2011;

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2011.

Chartered Accountants

March 28, 2012
Vancouver, Canada

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